Exhibit 21.1

Subsidiaries of the Company

Subsidiary	State of Incorporation
Park Sterling Bank	North Carolina

Park Sterling Financial Services, Inc.	North Carolina

Citizens Properties, LLC	North Carolina

RE1, LLC	Virginia

RE2, LLC	Virginia